Mail Stop 3561

October 24, 2008

Paul Gaynor
President and Chief Executive Officer
First Wind Holdings Inc.
85 Wells Avenue, Suite 305
Newton, MA 02459

> **Re: First Wind Holdings Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 8, 2008**
> **File No. 333-152671**

Dear Mr. Gaynor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Summary, page 1

Overview, page 1

1.   We reviewed your response to comment 4 in our letter dated August 29, 2008. Please provide this disclosure in your next amendment.

2.   We reviewed your response to comment 5 in our letter dated August 29, 2008. Please remove the disclosure in the "Competitive Strengths" and "Strategy" sections because this information duplicates much of what you have disclosed in the "Overview" section. Also, you should balance the disclosure regarding revenue sources with net loss disclosure for the fiscal year end and most recently completed period.

3.	We reviewed your response to comment 9 in our letter dated August 29, 2008. Given that you do not expect to complete development of all 5,564 MW of capacity in your current portfolio and given that your portfolio is continually evolving, please include disclosure throughout your prospectus that places this aggregate number in context. Each time you reference 5,564 MW of operating and prospective capacity, you should include a statement similar to the following statement in your response to us or tell us why such a statement is not appropriate: "We know, based on prior experiences and probabilities associated with development projects generally, that we will not ultimately complete all of the projects included in our portfolio of development projects at any given point in time and that our 2013 goal requires that we maintain an aggregate portfolio of projects with prospective capacity that substantially exceeds our stated goal." In the alternative, you should remove the reference to amounts up to 5,564 MW and discuss amounts that exceed your stated goal solely to put into context management's focus on developing projects.

4.	In your additional disclosure of your revenue sources on page 3, you use several terms that have not yet been defined, such as REC and RPS. Please revise your disclosure here and elsewhere, as appropriate.

5.	We reviewed your response to comment 7 in our letter dated August 29, 2008. In your discussion of the tax equity financing transactions on page 3, please revise this disclosure to indicate that you typically will dedicate substantially all of the cash distributions you receive for a project for ten years following the commencement of commercial operations and therefore there will not be significant revenues available to First Wind Holdings Inc. and its stockholders for a significant period of time.

Class A Common Stock and Class B Common Stock, page 7

6.	We reviewed your response to comment 12 in our letter dated August 29, 2008. Please tell us what portion of the tax savings you expect to pay to the exchanging Series B unit holders under the tax receivable agreement. If this is a significant portion of your expected tax savings, please disclose the percentage here, as you do under the heading "The Reorganization and Our Holding Company Structure—Tax Receivable Agreement" on page 178.

Risk Factors, page 15

7.	Please remove any mitigating language in the additional disclosure in your risk factors. For example, see your risk factor "One of our key turbine suppliers, Clipper Windpower …" on page 18 and "Our hedging strategy" on page 21.

8.   We reviewed the revisions to your risk factors "We are materially dependent on tax equity financing arrangements" on page 19, "We may not be able to finance the development of our business …" on page 20, and "Our hedging strategy …" on page 20 and similar revisions elsewhere in your prospectus setting forth a number of liquidity risks you face, including risks associated with the recent failure of Lehman Brothers, "current and developing conditions of significant volatility and illiquidity in credit markets and capital markets generally…" and "the risk that [your] counterparties may fail to fulfill their payment and other obligations under the contractual terms of [your] hedges…." We also reviewed your response to comment 37 in our letter dated August 29, 2008, and note that you have shortened your projected schedule for advanced projects by several months (from 0-24 month to 0-18 months), despite the delay of the start date for Oakfield and Longfellow and the 2010 start date for Milford II. In addition, your initial registration statement filed on July 31, 2008 indicated that you were in negotiations for an increase of the size of the tax equity financing agreement prior to the filing by Lehman Brothers for bankruptcy on September 15, 2008. We further note that renewable energy companies have faced increased difficulties in raising capital as oil prices have declined and the credit crisis continues. Please disclose any expected impact these risks will have on your targeted installation schedule for 2008 through 2013 in light of the fact that you may not be able to obtain financing as readily and the fact that the projected commencement dates of several of your advanced projects have been delayed. Also expand the "Management's Discussion and Analysis" section to address specifically your ability to fund operations, extend the maturity of existing debt or to refinance outstanding debt and obtain additional capital.

9.   In your risk factor "If we are deemed an investment company under the Investment Company Act…" at the top of page 33, please consider including "changes in financial reporting and regulatory disclosure requirements" as additional consequences of being deemed an investment company.

Unaudited Pro Forma Financial Information, page 42

10.   We considered your response to comment 19 in our letter dated August 29, 2008. Please disclose that the exchange of shares in the reorganization will be accounted for as a transfer of carrying value in a recapitalization without consideration.

11.   Please tell us how you anticipate calculating the effect of your proposed response to comment 20 in our letter dated August 29, 2008.

12.   Please tell us if the number of shares used in computing pro forma and pro forma as adjusted net loss per share will differ. If so, please explain to us the reasons for such difference and revise your disclosures to clarify.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 53

Material Trends and Uncertainties, page 57

13.   We reviewed your response to comment 10 in our letter dated August 29, 2008.
        Please disclose whether you expect turbine demand to continue to exceed turbine
        supply in the coming years and whether you view this as a trend or uncertainty
        that will materially affect your business.

Liquidity and Capital Resources, page 76

14.   Please discuss counterparty credit risk associated with your hedging
        arrangements. Please also disclose whether such arrangements are more difficult
        to consummate given the conditions in the credit market. Refer to Items 303(a)(1)
        and 303(b)(1) of Regulation S-K.

Uses of Funds, page 77

Derivative and Instruments and Hedging, page 78

15.   Please explain to us when you are required to post cash collateral and issue letters
        of credit for your obligations under hedging arrangements. Discuss your typical
        and available sources for collateral postings. In addition, here and in your table
        on page 80 disclose available borrowings under the credit agreements under
        which letters of credit are issued. Finally, discuss the impact that reasonably
        possible changes in electricity prices and other relevant terms will have on
        collateral postings, available borrowings and the need for new credit agreements.
        Refer to Item 303(a)(1) and Item 303(b)(1) of Regulation S-K.

Sources of Funds, page 79

Cash Flow, page 81

16.   We reviewed your revisions in response to comment 28 in our letter dated August
        29, 2008. Please ensure that your discussion and analysis of cash flows is not
        merely a recitation of changes evident from the financial statements. For
        example, you explain that in the six months ended June 30, 2008, increases in
        accounts payable and accrued expenses provided $10.6 million of operating cash
        flows partially offset by increases in prepaid expenses and other assets, which
        used $6.8 million in operating cash flows. Please provide analysis explaining the
        underlying reasons for the fluctuations in the working capital accounts as well as
        fluctuations in your "cash burn" rate. Refer to SEC Release No. 33-8350.

Industry, page 86

17.   We reviewed your response to comment 30 in our letter dated August 29, 2008.
        Please file a consent from Emerging Energy Research regarding the data it
        provided to you.

18.   We reviewed your response to comment 30 in our letter dated August 29, 2008 as
        well as the supplemental materials you provided. In some instances, the source
        materials you provided are not appropriately marked and, as a result, we can not
        assess whether the materials support the corresponding statements. In other
        instances, it is not apparent from the face of the source materials how they support
        the corresponding statements in your prospectus. In a few instances, it appears
        that the sources may not support the statements in your prospectus. There also are
        instances where the source of the data is not apparent from the material you
        provided. Please review your source materials to ensure that:

        - they are appropriately marked;

        - it will be apparent to us how the source materials support the corresponding
          statements in your prospectus, including the submission of any necessary
          supporting schedules that set forth your analysis of the source material;

        - the materials support the corresponding statements; and

        - the name of the source that you cite in your prospectus is included on the face
          of corresponding supporting material.

        We also note that the annotated version of the "Industry" section you provided
        with your supplemental materials does not track the "Industry" section included in
        your registration statement filed on October 8, 2008. When you re-submit the
        supplemental materials with your next amendment, please ensure that the
        annotated version of the Industry section is the version that is filed. We
        appreciate that there may be a slight delay in the submission of these materials as
        a result.

Our Business, page 100

Competitive strengths, page 103

19.   We reviewed your response to comment 8 in our letter dated August 29, 2008.
        Please modify the phrase "Significant Portfolio" to indicate that nearly all of your
        portfolio is prospective capacity.

Our Development Process, page 107

Turbine procurement and allocation, page 109

20.   We reviewed your response to comment 35 in our letter dated August 29, 2008.
        Please add a percentage column adjacent to the last column in the table on this
        page, reflecting the total percentage of secured turbines from each of GE Energy
        (28%) and Clipper Windpower (72%).

How We Classify Our Projects, page 111

Advanced Projects, page 112

21.   We reviewed your response to comment 37 in our letter dated August 29, 2008.
        The tables under the headings "Business—Overview—Northeast," "—West," and
        —Hawaii" on pages 102 and 103, the table on pages 114-15 and the table
        summarizing your advanced projects on page 121 set forth the actual or projected
        date of commercial operations for each of your projects. Please tell us why, if a
        project commences construction 18 months from October 2008 (April 2010) and
        it takes nine to 15 months to complete, it is appropriate to classify these projects
        as reaching commercial operations in 2010. For example, you state that you do
        not expect to commence construction on Longfellow, Milford II or Oakfield until
        2010, yet you reflect these projects as operational in 2010 in the foregoing tables.

Executive Compensation, page 142

Annual Cash Compensation, page 146

Discretionary Cash Bonuses, page 147

22.   We reviewed your responses to comments 48 and 50 in our letter dated
        August 29, 2008. You have removed the references to "overall financial metrics,"
        "pre-established financial metrics" and the objective criteria necessary to receive
        these awards. You state that you did not use an exact formula to set bonuses and
        that the compensation committee could increase the percentage amount of awards
        based on an executive's exceptional service or efforts. Please advise us whether:

        •   a specific formula was used in 2007 to calculate the initial bonus before the
            compensation committee used its discretion to increase an award, and

        •   you expect to use specific formulas in 2008 to calculate initial bonuses before
            the compensation committee exercises its discretion to increase or decrease
            such amounts.

Also advise us of the specific type of metrics that were established in advance. We may have further comments.

Summary of Compensation, page 154

Outstanding Equity Awards at Fiscal Year End, page 156

23.   Please revise the table at the top of page 157, and footnote 2, to present the vesting columns in chronological order of the vesting or tell us why it is not appropriate to do so.

Financial Statements, page F-1

First Wind Holdings, LLC Financial Statements, page F-2

24.   We have considered your responses to comments 70 and 76 in our letter dated August 29, 2008. In your response to comment 76, you conclude that the sales of membership interests to Tax Equity Investors "may be considered" sales of real estate under SFAS 66. Your analysis leading up this conclusion appears to suggest that these transactions are within the scope of SFAS 66. Please explain in detail why you elected to account for these transactions as equity transactions. It appears you determined that since such interests were not liabilities under SFAS 150, by default they were equity rather than being within the scope SFAS 66. We also note that the form of the transaction calls them "equity". If our understanding of your reasoning is incorrect, please clarify it. In this regard, please show us your calculation for minority interest using the HLBV approach for the most recent two years and interim period. We are trying to understand whether it results in a rate of return allocation to minority interest. Likewise, please show us the calculation assuming the profit sharing arrangement under SFAS 66 was utilized for the same periods. On this point, explain why you believe the profit sharing method is the most appropriate method that would have been applied if you utilized SFAS 66 accounting given the nature and extent of your continuing involvement. Also, please specifically address your consideration as to why the financing method would not be more appropriate. Finally, please provide a sample description of how you would envision the profit sharing and financing method allocation to minority interest. We may have further substantive comment.

25.   If in response to the comment above you conclude that the tax equity financing transactions should have been accounted for under SFAS 66, please provide us with an updated FIN 46(R) analysis. In doing so, explain to us whether the Project LLCs would be variable interest entities as defined in paragraph 5 of FIN 46R and whether the entities qualify as variable interest entities under paragraph

5(b)(1) of FIN 46(R) under a SFAS 66 model. To the extent the Project LLCs represent variable interest entities, show us who would be the primary beneficiary. Please be detailed in your analysis.

Notes to Consolidated Financial Statements, page F-7

26.   Please provide disclosure similar to the disclosure in footnote (2) of the table of selected financial data on page 51. If you do not believe such disclosure is warranted, please explain supplementally.

Note 2 — Other Non-Current Assets, page F-15

27.   We considered your response to comment 75 in our letter dated August 29, 2008. Please clarify whether the estimated fair value of EWP exceeded the carrying value of EWP or exceeded the goodwill at EWP. If the latter, show us your step 2 allocation of fair value in your impairment analysis.

Note 10 — Members' Equity, page F-33

28.   We reviewed your response to comment 81 in our letter dated August 29, 2008. Please revise your disclosures in Notes 10 and 11 regarding the Series B-1 Units to clarify when the Units were issued; the vesting period, as defined in Appendix E of SFAS 123(R); and the requisite service period, as defined in Appendix E of SFAS 123(R).

29.   Your response to comment 82 in our letter dated August 29, 2008 suggests that you assigned a 100% probability that Series A Unit holders would receive their liquidation preference as opposed to some other scenario in which they would recover their investment and a potential return. Please tell us how this is in accordance with the 2nd and 3rd bullet points of paragraph 142 of the AICPA's Practice Aid entitled "Valuation of Privately-Held-Company Equity Securities Issued as Compensation." In this regard, you should provide us with a complete summary of your probability-weighted expected return model as of December 31, 2006.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. You may contact Catherine Brown, Staff Attorney, at (202) 551-3513, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David P. Oelman (Facsimile No.: (713) 615-5861)
        D. Alan Beck, Jr. (Facsimile No.: (713) 615-5620)
        Vinson & Elkins L.L.P.